THE INVESTMENT CENTER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2024

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SEC FILE NUMBER
8-35826

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Investment Center, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1420 U.S. Highway 206 N., Suite 210
(No. and Street)

Bedminster	NJ	07921
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ralph J. DeVito	908-707-4422	rdevito@investctr.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct.	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph J. DeVito _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Investment Center, Inc. _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Ralph DeVito_

Title: President

Michael Bruno
Notary Public

MICHAEL ANTHONY BRUNO
NOTARY PUBLIC, STATE OF NEW JERSEY
COMMISSION # 2388373
MY COMMISSION EXPIRES 8/10/2029

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



DSWD
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Investment Center, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Investment Center, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of The Investment Center, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as The Investment Center, Inc.'s auditor since 2022.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 20, 2025

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

THE INVESTMENT CENTER, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 371,930
Clearing deposits	100,000
Receivables from broker-dealer and product sponsors	3,307,083
Receivables from non-customers, net	202,703
Securities owned – marketable	2,478,305
Due from affiliated company	464,972
Property and equipment, net	106,923
Goodwill	293,790
Right of use assets	467,720
Other assets	665,416

TOTAL ASSETS $ 8,458,842

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to registered representatives	$ 1,431,761
Accounts payable	194,866
Accrued expenses and other liabilities	633,994
Lease liabilities	428,919
Due to affiliated companies	230,388
Business tax payable	8,320

TOTAL LIABILITIES 2,928,248

STOCKHOLDER'S EQUITY

Common stock – no par value,	
1,000 shares authorized, 962.5 shares issued and outstanding	287,369
Treasury stock, 37.5 shares, at cost	(154,500)
Additional paid in capital	1,510,300
Retained earnings	3,887,425

TOTAL STOCKHOLDER'S EQUITY 5,530,594

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $ 8,458,842

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

The Investment Center, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of IC Financial, Inc. (the "Parent"). It operates nationwide. The U.S. dollar ($) is the functional currency of the Company. The Company is an independent Broker-Dealer that offers investment products to individual investors via affiliated Registered Representatives that include: equities, mutual funds, variable annuities, fixed income, insurance, retirement and wealth solutions, cash management services and research tools.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Use of Judgements and Estimates

The preparation of the Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Securities Transactions

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities are recorded and carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Fair value is generally determined by quoted market prices, and non-marketable securities are valued at fair value as determined by management.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a qualified subchapter S subsidiary (QSub) under applicable provisions of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Income taxes are the result of certain states where the Company operates.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended December 31, 2021 through present are subject to IRS and other jurisdiction tax examinations.

Goodwill

The Company does not amortize goodwill, but reduces the carrying amounts of goodwill, if management determines that its implied fair value has been impaired.

NOTE 3: FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

NOTE 3: FAIR VALUE (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

Residential Mortgage-Backed Securities (RMBS) and Asset-Backed Securities (ABS). RMBS and ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of RMBS indexes are also used as an additional data point for benchmarking purposes or to price outright index positions.

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 3: FAIR VALUE (continued)

RMBS and ABS are generally categorized in level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then RMBS and ABS are categorized in level 3 of the fair value hierarchy.

Fair Value Measurements

	Level 1	Level 2	Level 3
U.S. government securities	$ 2,478,305	$ -	$ -
	$ 2,478,305	$ 0	$ 0

NOTE 4: PROPERTY & EQUIPMENT

Depreciation is calculated by the straight line method for financial reporting purposes at rates based on the following estimated useful lives.

	YEARS
Computer Software	3
Computer Hardware	5
Furniture & Fixtures	7
Office Equipment	5-7
Leasehold Improvements	Shorter of asset or lease life

At December 31, 2024:

	Cost Basis	Accumulated Depreciation	Net Book Value
Computer Software	$ 101,231	$ 97,169	$4,062
Office Equipment	464,771	437,174	27,597
Computer Hardware	498,570	429,285	69,285
Leasehold Improvements	84,655	84,655	0
Furniture & Fixtures	346,276	340,297	5,979
	$ 1,495,503	$1,388,580	$106,923

NOTE 5: BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401k plan that covers all employees age 18 and over with one year of service. The plan calls for a 100% matching contribution of up to 3% of an eligible participant's compensation, plus 50% of the next 2% of compensation. In addition, the company sponsors a profit sharing plan. At its sole discretion, the Company may make a contribution up to the government issued limit of an eligible participant's compensation.

NOTE 6: LEASING ARRANGEMENTS

Effective April 18, 2018, the Company leases office space under a long-term lease. The expiration date is August 31, 2026, with the right to renew the term for one five-year period. The Company also has other long-term leases for copier machines and a postage machine.

Future minimum lease payments are as follows:

Year Ending December 31,	Office Amount	Other Office Equipment	Total Amount
2025	381,988	11,892	393,880
2026	257,520	11,892	269,412
2027	-	10,551	10,551
2028		3,849	3,849
2029		3,208	3,208
	$ 639,508	$ 41,392	$ 680,900

The Company adopted ASC Topic 842, Leases using the modified retrospective method applied to all existing leases at the date of initial application. The standard requires the recognition of a lease liability that is based on the present value of the remaining minimum rental payments under the current leasing standards for existing operating leases. Additionally, the standard requires the recognition of a "Right of Use" asset also based on the present value of the remaining minimum rental payments under the current leasing standards for existing operating leases. The weighted average discount rate used to calculate the present value of future rent payments is 7%. The weighted average remaining lease term is 28 months. Both the additional Lease Liability and Right of Use Asset are amortized fully over the remaining life of the lease. At December 31, 2024, the ASC 842 Lease Liability balance is $428,919, included in liabilities, and the Right of Use Asset balance is $467,720, included in assets.

NOTE 7: CREDIT AND MARKET RISK

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2024, cash was held on deposit at diversified U.S. financial institutions that was $121,930 in excess of the FDIC insured amount.

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 7: CREDIT AND MARKET RISK (continued)

Receivable from broker-dealer represents amounts due from its clearing broker relating to customer securities transactions introduced by the Company. Amounts due from product sponsors represents receivables from mutual funds related to mutual fund and variable annuity transactions.

NOTE 8: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with and serves as common pay master for IC Advisory Services, Inc., an affiliated company. At the end of the year, the Company had $464,972 due from IC Advisory Services, Inc. in connection with this agreement. IC Advisory Services, Inc. is under common ownership as The Investment Center, Inc. In addition, the Company receives all cash receipts for insurance commissions for affiliate company, IC Insurance Services. The Company records a book entry to reflect this revenue and expense on IC Insurance Services, a related insurance agency indirectly owned by sole owner of the Company. The Company owes its affiliate, IC Insurance Services $186,460. The Company owes its parent, IC Financial, Inc. $30,996 for advances made to the company during the year.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company, in the ordinary course of business, is subject to regulatory and arbitration proceedings. At present, the company is involved in one such arbitration proceeding. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE 10: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined.

At December 31, 2024, the Company has net capital of $3,553,049 which was $3,303,049 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.70 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE 11: SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is compromised of several classes of services, including agency transactions and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 12), which is not a measure of profit and loss, to make operational decisions which maintaining capital adequacy, such as whether to reinvest profits, or pay dividends.

The Company's operations constitute a single operating segment, and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. During 2024, none of the Company's external customers made up more than 10% of revenue.

NOTE 12: CURRENT EXPECTED CREDIT LOSSES

The Company periodically extends credit to its registered representatives in the form of recruiting loans, commission advances and other loans. The decisions to extend credit to registered representatives are generally based on either the registered representatives' credit history, their ability to generate future commission, or both. Management maintains an allowance for uncollectible accounts using an ageing analysis that takes into account the representatives' registration status and the specific type of receivable. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The loans are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period. These loans generally amortize over a contractual service period of 3 to 10 years from the initial date of the loan and amounts related to accrued interest are reported in the same balance sheet line item as the other elements of the loan's amortized cost. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. A loan is placed on non-accrual status when, based on current information, it is probable that the Company will be unable to collect scheduled payments of principal and interest when due according to the contractual terms of the underlying loan agreement. Generally, loans with principal or interest payments that are more than 30 days past due are placed on non-accrual status. The amortized cost basis of these loans is written-off against the allowance for credit losses when management deems the amount to be uncollectible.

The Company adopted FASB ASC 326-20 – Financial Instruments – Credit Losses and as such accounts for estimated credit losses on financial assets measured at an amortized cost basis. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. At December 31, 2024, the company estimates the current expected credit losses for receivables from non-customers to be $28,116. The receivables from non-customers balance of $202,703 at December 31, 2024 is equal to the amortized cost of $230,819 less the allowance for credit losses of $28,116.

NOTE 13: SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through March 24, 2025, the date this report is available to be issued and the date of management's review. There have been no material subsequent events that occurred during such period that would require disclosure in this report or be required to be recognized in the financial statements as of December 31, 2024.